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05037482

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH. D.C. 213

SECURITI[...]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52294

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McKim Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Summit Road
(No. and Street)

Walnut Creek	California	94598
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jordan Loewer (925) 937-5238
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Schonbruan McCann Group LLC
(Name – *if individual, state last, first, middle name*)

101 Eisenhower Pkwy	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/05 SW

OATH OR AFFIRMATION

I, Jordan L. Loewer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McKim Capital Inc., as of February 25, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Director of Compliance
Title

See attachment.
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders Equity or Partners or Sole Proprietors Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Contra Costa } ss.

On 2/25/05 (Date), before me, Neema Mahdavian, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))
personally appeared Jordan L. Loewer (Name(s) of Signer(s))

☐ personally known to me
☑ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

NEEMA MAHDAVIAN
Commission # 1390628
Notary Public - California
Contra Costa County
My Comm. Expires Dec 17, 2006

Place Notary Seal Above

WITNESS my hand and official seal.

[signature] Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ______________

Signer(s) Other Than Named Above: ______________________

Capacity(ies) Claimed by Signer

Signer's Name: ______________________

☐ Individual
☐ Corporate Officer — Title(s): ______________
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______________

Signer Is Representing: ______________________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

MCKIM CAPITAL, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

MCKIM CAPITAL, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

TABLE OF CONTENTS

The Schonbraun McCann Group LLC
Real Estate Advisory Services

101 Eisenhower Parkway
Roseland, NJ 07068
973.364.0400
FAX: 973.364.8464
www.tsmgllc.com
◇ New York
◇ New Jersey
◇ Florida

INDEPENDENT AUDITORS' REPORT

To the Stockholders
McKim Capital, Inc.
Walnut Creek, California

We have audited the accompanying balance sheet of McKim Capital, Inc. as of December 31, 2004 and the related statements of income and retained earnings and cash flows for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of McKim, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Schonbraun McCann Group LLC

THE SCHONBRAUN McCANN GROUP LLC

Roseland, New Jersey
February 24, 2005

MCKIM CAPITAL, INC.
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Current Assets	
Cash	$ 32,449
Receivable – brokers	59,856
	$ 92,305

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Accrued fees	$ 8,648
Stockholders' Equity	
Common shares, no par value;	
500 – shares authorized, issued and outstanding	22,000
Additional paid in capital	80,608
Retained earnings (deficit)	(18,951)
	83,657
	$ 92,305

The accompanying notes are an integral part of this financial statement.

MCKIM CAPITAL, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2004

Revenues	
Commission income	$ 562,134
Fee income	440,476
Other income	64,595
	1,067,205
Expenses	
Wages and taxes	392,674
Commissions	73,504
Regulatory fees	11,921
Other expenses	211,993
	690,092
Net Income	377,113
Retained Earnings (deficit), beginning	(18,858)
Less Distributions	377,206
Retained Earnings (deficit), ending	$ (18,951)

The accompanying notes are an integral part of this financial statement.

MCKIM CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004
(decrease) in cash

Cash Flows From Operating Activities:	
Net income	$ 377,113
Adjustments to reconcile net income to net cash provided by operating activities:	
Receivable – Brokers	(34,459)
Accrued fees	(14,150)
Total adjustments	(48,609)
Net cash provided by operating activities	328,504
Cash Flows Used In Financing Activities	
Additional paid in capital	28,416
Distributions	(377,206)
Net cash used in financing activities	(348,790)
Net decrease in cash	(20,286)
Cash, beginning	52,735
Cash, ending	$ 32,449

The accompanying notes are an integral part of this financial statement.

MCKIM CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital
Balance, January 1, 2004	$ 22,000	$ 52,192
Contribution	--	28,416
Balance, December 31, 2004	$ 22,000	$ 80,608

The accompanying notes are an integral part of this financial statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Organization and Principal Business Activity

McKim Capital, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company will conduct capital raising services based primarily on a confidential private placement memorandum that described the private offer and sale of primary securities. This private placement (or "Reg D") memorandum will be offered to subscribers of the network who are "accredited investors," as defined in Rule 501(a) of regulation D under the Securities Act of 1933, as amended ("Securities Act."). The Company also offers to its clients a number of products and services, including investment opportunities in Stock, Bonds, Mutual Funds, Unit Investment Trusts and Insurance.

The Company is a wholly owned subsidiary of McKim and Company, L.L.C. (the "parent"). Subsequent to the date of the financial statement, the company became on January 1, 2005 a wholly owned subsidiary of Stellar McKim and Company, L.L.C. (the new "parent").

b. Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

The Schonbraun McCann Group LLC
Real Estate Advisory Services

101 Eisenhower Parkway
Roseland, NJ 07068
973. 364. 0400
FAX: 973. 364. 8464
www.tsmgllc.com
◇ New York
◇ New Jersey
◇ Florida

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Stockholders
McKim Capital, Inc.
Walnut Creek, California

Our report on our audit of the basic financial statement of McKim Capital, Inc. for the year ended December 31, 2004 appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained on pages 7 - 12 are presented for purposes for analysis and is not a required part of the basic financial statement. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

THE SCHONBRAUN McCANN GROUP LLC

Roseland, New Jersey
February 24, 2005

MCKIM CAPITAL, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 1 5C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2004

NET CAPITAL

Total stockholder's equity from statement of financial condition	$ 83,657
Qualifying subordinated liabilities	--
Total equity and allowable subordinated liabilities	83,657
Deductions and/or charges:	
Non-allowable assets	29,549
Other deductions/additions	779
Total deductions and/or charges	30,328
Net capital before haircuts on securities positions	53,329
Haircuts on securities positions	--
Net Capital	$ 53,329

NET CAPITAL REQUIREMENT

Net capital	$ 53,329
Minimum net capital required	5,000
Excess net capital	$ 48,329

See Independent Auditors' Report on Supplementary Information.

MCKIM CAPITAL, INC.
SCHEDULE II
COMPUTATION OF AGGREGATED INDEBTEDNESS PURSUANT TO RULE 1 5C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2004

Indebtedness	
Customer cash balances	$ --
Fails to receive	--
Total Indebtedness	--
Less, Cash in Customer Reserve Account	--
Total Aggregate Indebtedness	8,648
Net Capital	$ 53,329
Ratio of Aggregated Indebtedness to Net Capital	16.00%

See Independent Auditors' Report on Supplementary Information.

**MCKIM CAPITAL, INC.
SCHEDULE III
STATEMENT OF MATERIAL DIFFERENCES IN RECONCILIATION
OF THE AUDITED COMPUTATION OF NET CAPITAL AND THE BROKERS-DEALER'S CORRESPONDING UNAUDITED PART II AND PART IIA
(SEC RULE 17A-5(D)(4))
YEAR ENDED DECEMBER 31, 2004**

No material differences existed in the reconciliation of the computation of Net Capital from our Audited Report for the year ended December 31, 2004 and the Broker – Dealer's corresponding Unaudited Part II of Net Capital (SEC Rule 17A-5(D)(4).

MCKIM CAPITAL, INC.
SCHEDULE IV
STATEMENT OF MATERIAL INADEQUACIES
FOUND TO HAVE EXISTED SINCE THE DATE OF PREVIOUS AUDIT
YEAR ENDED DECEMBER 31, 2004

At December 31, 2004, no material inadequacies were found to exist.

MCKIM CAPITAL, INC.
SCHEDULE V
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2004

Exemption from Rule 15C3-3 is claimed, as all customer transactions are cleared through another Broker-Dealer, Sterne, Agee & Leach, Inc., on a fully disclosed basis.

MCKIM CAPITAL, INC.
SCHEDULE VI
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2004

Exemption from Rule 15C3-3 is claimed, as all customer transactions are cleared through another Broker-Dealer, Sterne, Agee & Leach, Inc., on a fully disclosed basis.